                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING





(CHECK ONE):  /X/Form 10-K / /Form 11-K / /Form 20-F / /Form 10-Q / /Form N-SAR

                 For Period Ended:     June 30, 1998
                                  -------------------------------

-------------------------------------------------------------------------------
  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Color Spot Nurseries, Inc.
-------------------------------------------------------------------------------
Full Name of Registrant

-------------------------------------------------------------------------------
Former Name if Applicable

3478 Buskirk Avenue
-------------------------------------------------------------------------------
Address of Principal Executive Officer (Street and Number)

Pleasant Hill, California 94523
-------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25b AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/    (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

     The Registrant is seeking to refinance a $150 million senior credit facility from a number of banking institutions, led by Credit Agricole Indosuez. The Registrant and its management are currently in discussions with several alternative sources of credit and believe that the refinancing will take place in the first two weeks of October. The Registrant's efforts to refinance its debt have taken a great deal of time and have delayed filing of the Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Steven S. Siegel               (303)             534-6335
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                         /X/ Yes   / / No

    ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?                                                    /X/ Yes   / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.
-------------------------------------------------------------------------------

                          Color Spot Nurseries, Inc.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date  September 29, 1998                     By /s/ Karla D. Vukelich
        ---------------------------------------    ----------------------------
                                                    Karla D. Vukelich,
                                                    Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                              GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.

                                   EXHIBIT A

     The Company expects to recognize an operating loss of $16.6 million for the fiscal year ended June 30, 1998 primarily due to the effects of "El Nino", overproduction in the Company's western division, acquisition integration difficulties, and certain nonrecurring charges. Sales of the Company's products are highly dependent upon general weather conditions, and cold and wet weather, particularly on weekends, tends to curtail gardening activities and results in a reduction in demand for the Company's products. As a result of "El Nino", seasonal rainfall amounts in the Company's key selling regions ranged from 150% to 200% of normal levels. The severity of the weather particularly in the Company's western division from January through April was greater than the Company's expectations. This, in turn, resulted in high levels of product shrinkage and returns. Also, the Company did not reduce production although inventory from prior months had been carried forward in anticipation that sales in May and June 1998 would be higher than normal due to a delay in the start of peak gardening season and due to promotional sales programs with its key customers. Sales in May and June
1998 fell significantly short of expectations, again resulting in high levels of product shrinkage and returns. The severe impact of weather and overproduction was primarily in the Company's western division, which sells bedding products that have shorter growing periods and shelf lives and consequently are more subject to weather related production and selling risks.

     In addition, during the fiscal year ended June 30, 1998, the Company incurred: (i) a $4.4 million non-cash pre-tax extraordinary charge related to the write-off of deferred financing fees; (ii) a $2.0 million pre-tax charge related to the termination of an annual management fee; and (iii) a $0.4 million pre-tax charge related to the payment of bonuses to certain members of management.

                                       3